UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                        Special Situations Fund III, L.P.
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                                (Name of Issuer)

                          Units of Limited Partnership
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                         (Title of Class of Securities)

                                       N/A
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                                 (CUSIP Number)

                                Robert W. Wilson
                            520 83rd Street, Suite 1R
                               Brooklyn, NY 11209
                                 (718) 748-6113
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.     N/A
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                     Robert W. Wilson 2002 Revocable Trust*
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)
             (b)
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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):  PF
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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                     7) Sole Voting Power:                   0
                                         ---------------------------------------
        Shares Beneficially           8) Shared Voting Power:                 0
                                         ---------------------------------------
        Owned by
        Each Reporting                9) Sole Dispositive Power:              0
                                         ---------------------------------------
        Person With                  10) Shared Dispositive Power:            0
                                         ---------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:     0
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  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):      0.0%
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  14)  Type of Reporting Person (See Instructions):      OO
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*   Schedule 13D,  Amendment No. 1 dated  December 31, 1994  indicated  that the
Units of Limited Partnership ("Units") in Special Situations Fund III, L.P. ("SSF III") were held by Mr. Robert W. Wilson and Mr. Richard Gilder, as Trustees U/A/D March 31, 1993 between Mr. Wilson, as Grantor and Mr. Wilson and Mr. Gilder, as Trustees (the "Original Trust"). On November 27, 2000, Mr. Gilder resigned as a Trustee of the Original Trust and on December 8, 2000, the Original Trust changed its name to The Robert W. Wilson Revocable Trust. On or about December 31, 2001, RWW Associates, L.P., a limited partnership ("RWW") of which Mr. Wilson was the general partner transferred all of the Units RWW held in SSF III to the Original Trust. On or about June 30, 2002, The Robert W. Wilson Revocable Trust transferred all of the Units in SSF III that it held to The Robert W. Wilson 2002 Revocable Trust.

Item 1.   Security and Issuer.
          -------------------

          Item 1 is hereby amended and restated in its entirety as follows:

          This Schedule 13D, as amended, relates to the limited partnership units (the "Units") of Special Situations Fund III L.P., a Delaware limited partnership ("SSF III"), a closed-end investment company registered under the Investment Company Act of 1940 (the "Issuer"). The Issuer's principal executive office is 527 Madison Avenue, Suite 2600, New York, NY 10022.

Item 2.   Identity and Background.
          -----------------------

          Item 2 is hereby amended and restated in its entirety as follows:

          This Schedule 13D, as amended, is filed on behalf of The Robert W. Wilson 2002 Revocable Trust (the "Trust"). The principal business address of the Trust is 520 83rd Street, Suite 1R, Brooklyn, NY 11209. Schedule 13D, Amendment No. 1 dated December 31, 1994 indicated that the Units of Limited Partnership ("Units") in Special Situations Fund III, L.P. ("SSF III") were held by Mr. Robert W. Wilson and Mr. Richard Gilder, as Trustees U/A/D March 31, 1993 between Mr. Wilson, as Grantor and Mr. Wilson and Mr. Gilder, as Trustees (the "Original Trust"). On November 27, 2000, Mr. Gilder resigned as a Trustee of the Original Trust and on December 8, 2000, the Original Trust changed its name to The Robert W. Wilson Revocable Trust. On or about December 31, 2001, RWW Associates, L.P., a limited partnership ("RWW") of which Mr. Wilson was the general partner transferred all of the Units RWW held in SSF III to the Original Trust. On or about June 30, 2002, The Robert W. Wilson Revocable Trust transferred all of the Units in SSF III that it held to The Robert W. Wilson 2002 Revocable Trust.

          The Trust and its beneficiaries have not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are subject to a judgment, decrees or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws. Mr. Wilson is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Item 3 is hereby amended and restated in its entirety as follows:

          Mr. Wilson previously owned units in Special Situation Fund, L.P., ("SSF LP") the predecessor fund to SSF III. SSF LP liquidated on December 31, 1993. As part of a "roll-over" transaction, Mr. Wilson exchanged his entire distributive share of assets from the liquidation of SSF LP and simultaneously assigned such units to the Trust. The Trust received 2346.9881 additional Units for the period January 1, 1995 to December 31, 2005 as a result of reinvesting its profits for the years then ended.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended and restated in its entirety as follows:

          Pursuant to that certain Exchange Tender Offer described in Schedule TO-I of SSF III, as filed by SSF III with the Securities and Exchange Commission on November 17, 2005, Trust transferred the units of limited partnership interest detailed herein to Special Situations Fund III QP, L.P. as of December 31, 2005. Therefore, on December 31, 2005, the reporting person ceased to be the beneficial owner of more than five percent of the Units.


                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    January 11, 2006

                                    /s/ Robert W. Wilson
                                    --------------------------------------------
                                    Robert W. Wilson, on behalf of Mr. Robert W.
                                    Wilson and Mr. Richard Gilder,  as  Trustees
                                    U/A/D  March  31,  1993  between  Robert  W.
                                    Wilson,  as  Grantor,  Robert W. Wilson  and
                                    Richard Gilder, as Trustees


      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).